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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BPI INDUSTRIES INC.

(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

055934103

(CUSIP Number)

James G. Azlein
BPI Industries Inc., 30775 Bainbridge Road, Suite 280, Solon, Ohio 44139, (440) 248-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D
CUSIP No. 055934103			PAGE 2 of 5 PAGES

1.	Name of Reporting Person: JAMES G. AZLEIN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,626,658

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,626,658

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,626,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.49%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP NO. 055934103	PAGE 3 OF 5 PAGES

Item 1.	Security and Issuer.

	(a)	Common Stock, without par value

	(b)	BPI Industries Inc.
30775 Bainbridge Road Suite 280 Solon, Ohio 44139

Item 2.	Identity and Background

	(a)	James G. Azlein

	(b)	30775 Bainbridge Road
Suite 280
Solon, Ohio 44139

	(c)	Mr. Azlein is President and Chief Executive Officer of BPI Industries Inc.

	(d)	No

	(e)	No

	(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire the shares of common stock reported herein.

Item 4.	Purpose of Transaction

Except as set forth below, the Reporting Person does not have any plans or proposals that would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

The Reporting Person holds the shares of the Common Stock for investment. Although the Reporting Person does not have any contracts or agreements to purchase shares of the Common Stock from any person, depending on various factors, including the Issuer’s business affairs, prospects, financial position, price levels of shares of the Issuer’s Common Stock, conditions in the securities markets, general economic and industry conditions as well as other available opportunities, the Reporting Person will take such actions with respect to its investment in the Issuer, including the purchase of additional shares through open market purchases or privately negotiated transactions, tender offer or otherwise, as the Reporting Person deems appropriate in light of the circumstances existing from time to time. The Reporting Person may, and reserves the right to, sell some or all holdings of the Common Stock in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

Item 5.	Interest in Securities of the Issuer

	(a)	Mr. Azlein beneficially owns 3,626,658 shares of common stock, representing approximately 5.49% of BPI Industries Inc.’s issued and outstanding shares as of December 7, 2005. The number of shares beneficially owned by Mr. Azlein includes 2,150,612 shares Mr. Azlein has a right to acquire within 60 days.

SCHEDULE 13D

CUSIP NO. 055934103	PAGE 4 OF 5 PAGES

	(b)	Mr. Azlein has sole power to vote or direct the vote with respect to 3,626,658 shares and has shared power to vote or direct the vote with respect to 0 shares. Mr. Azlein has sole power to dispose of or to direct the disposition of 3,626,658 shares and has shared power to dispose of or direct the disposition of 0 shares.

	(c)	During the past 60 days, Mr. Azlein exercised a warrant to acquire 510,950 shares of common stock on December 7, 2005. In addition, during the past 60 days, Mr. Azlein gifted 13,000 shares of common stock to certain extended family members.

	(d)	Not Applicable

	(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP NO. 055934103	PAGE 5 OF 5 PAGES
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2005	/s/ James G. Azlein
James G. Azlein